January 14, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Max A. Webb and Ryan Adams

Re:	Acceleration Request for CHC Group Ltd.

Registration Statement on Form S-1 (File No. 333-191268)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the underwriters in the above-referenced offering by CHC Group Ltd. (the “Company”), hereby join in the request of the Company that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that it will become effective on January 16, 2014, at 4:05 p.m., Eastern Time, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have effected the distribution of a total of 6,952 copies of the Company’s Preliminary Prospectus, dated January 6, 2014, through the date hereof as follows:

•	3,443 to investors;

•	3,334 to underwriters; and

•	175 to others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

BARCLAYS CAPITAL INC.

As Representatives of the Underwriters

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Geoffrey Paul

Name:	Geoffrey Paul
Title:	Executive Director

By: BARCLAYS CAPITAL INC.

By:	/s/ William Byers

Name:	William Byers
Title:	Managing Director